FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

24 March 2023

Notice of Annual General Meeting and ancillary documents

Copies of the following documents have been submitted for inspection to the National Storage Mechanism, which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

● Notice of Annual General Meeting for 2023;

● Form of Proxy for the 2023 Annual General Meeting; and

● Form of Election in respect of the second interim dividend for 2022.

The Notice of Annual General Meeting for 2023 is also available on the Company's website: www.hsbc.com/agm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 March 2023